SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MPW Industrial Services Group, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

553444100

(CUSIP Number)

Monte R. Black

9711 Lancaster Road, SE

Hebron, Ohio 43025

(740) 927-8790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553444100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Monte R. Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, PF, BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER:

6,447,654 shares
8. SHARED VOTING POWER:

0 shares
9. SOLE DISPOSITIVE POWER:

6,447,654 shares
10. SHARED DISPOSITIVE POWER:

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,447,654 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.

This amended statement on Schedule 13D/A (this “Statement”) relates to the common shares, without par value (“Common Shares”) of MPW Industrial Services Group, Inc. (“MPW”). MPW’s principal executive offices are located at 9711 Lancaster Road, SE, Hebron, Ohio 43025.

Item 2. Identity and Background.

A. The reporting person’s name is Monte R. Black. This Statement amends Mr. Black’s Schedule 13D filed on May 15, 2006.

B. Mr. Black’s residence address is 1400 Stringtown Road, Lancaster, Ohio 43130.

C. Mr. Black’s present principal occupation is Chairman of the Board of Directors, Chief Executive Officer and President of MPW.

D. Mr. Black has not been convicted of any criminal proceedings during the last five years.

E. During the last five years, Mr. Black has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Mr. Black is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

The Common Shares deemed to be beneficially owned by Mr. Black were acquired through open market purchases using personal funds, by means of a gift, inheritance or other gratuitous transfer, or through his service as an officer or director of MPW.

With respect to the proposed merger transaction (the “Merger”) described in Item 4 of this Statement (which Item 4 is incorporated herein by reference), Mr. Black estimates the funds required to effect the Merger at the offer price is approximately $11.5 million. Mr. Black intends to obtain the funds required to consummate the Merger through debt financing obtained from LaSalle Bank, N.A.

The terms and conditions of the Merger are set forth in the Agreement and Plan of Merger dated as of April 14, 2006, between MPW and Noir Acquisition Corp. (“NAC”). Mr. Black, certain members of his immediate family and a trust created for the benefit of certain members of his immediate family (collectively, the “Black Family”) are the only shareholders of NAC. At the effective time of the Merger, NAC will be merged into MPW, with MPW surviving the Merger, and the Articles of Incorporation of MPW will be amended to be identical to the Articles of Incorporation of NAC (with the exception of the article providing the name of the corporation).

Item 4. Purpose of Transaction.

On August 4, 2006, the members of the Black Family gifted all of the Common Shares of MPW held by them to NAC. This was done to facilitate the transactions provided for in the Agreement and Plan of Merger. The members of the Black Family are the only shareholders of NAC. Mr. Black is the majority and controlling shareholder of NAC, is President and currently its only director.

As set forth in the Agreement and Plan of Merger, NAC will merge with and into MPW, with MPW surviving the Merger. Each outstanding Common Share of MPW not directly or indirectly owned by NAC, the Black Family or MPW will be acquired by NAC for cash consideration of $2.55 per share. Following the consummation of the Merger, the Common Shares will be delisted from the NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934, amended.

Other than as set forth in the Agreement and Plan of Merger and this Statement, Mr. Black has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, Mr. Black, through his involvement with NAC, intends to cause NAC to review continuously MPW’s business affairs, capital needs and general industry and economic conditions, and, based on such review, he may, from time to time, determine to increase his ownership of Common Shares, approve an extraordinary corporate transaction with regard to MPW or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that Mr. Black currently has no intention of causing NAC to sell any Common Shares.

The Agreement and Plan of Merger has been approved by the boards of directors of both MPW and NAC, with approval of the Agreement being recommended to the board of MPW by a special committee of independent directors. The Merger must also be approved by 66 2/3% of MPW’s shareholders. Through NAC, Mr. Black beneficially owns approximately 58.9% of the total outstanding Common Shares entitled to vote on the Merger, and he intends to cause NAC to vote for the Merger.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Agreement and Plan of Merger, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Black may be deemed to beneficially own 6,447,654, or 59.4% of the Common Shares of MPW, consisting of 6,312,654 Common Shares held by NAC and 135,000 Common Shares subject to currently exercisable options held by Mr. Black.

(b) Mr. Black beneficially owns the following number of Common Shares:

Sole Voting Power:	6,447,654 Common Shares
Shared Voting Power:	0 Common Shares
Sole Dispositive Power:	6,447,654 Common Shares
Shared Dispositive Power:	0 Common Shares

Sole Voting and Dispositive Power: Mr. Black beneficially owns the 6,312,654 Common Shares held by NAC, and as the controlling shareholder, President and a director of NAC, has sole voting and dispositive power over such Common Shares. Mr. Black also has sole voting and dispositive power over 135,000 Common Shares subject to currently exercisable stock options he holds.

(c) Other than the gifts to NAC by Mr. Black and members of the Black Family as reported in this Schedule 13D/A, Mr. Black has not effected any transactions in the Common Shares in the last 60 days.

(d) NAC has the right to receive dividends on, and proceeds from the sale of, the Common Shares it holds. Upon any such receipt of dividends or sale proceeds, Mr. Black and the members of the Black Family, in their capacity as shareholders of NAC, may receive some or all of such amounts.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Statement are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1. Financing commitment of LaSalle Bank, N.A. dated April 4, 2006. *

2. Amended financing commitment of LaSalle Bank, N.A. dated May 11, 2006. *

3. Agreement and Plan of Merger dated as of April 14, 2006, between Noir Acquisition Corp. and MPW Industrial Services Group, Inc. **

*	Incorporated by reference to Mr. Black’s Schedule 13D filed with the Securities and Exchange Commission on May 15, 2006.
**	Incorporated by reference to MPW’s Current Report on Form 8-K for the event on April 14, 2006, filed with the Securities and Exchange Commission on April 20, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2006	/s/ Monte R. Black